June 25, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Irene Paik
Christopher Edwards
Bonnie Baynes
Jim Rosenberg

Re:	Tricida, Inc.
Registration Statement on Form S-1 (File No. 225420)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between June 18, 2018 and the date hereof, approximately 1,735 copies of the Preliminary Prospectus dated June 18, 2018 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Tuesday, June 26, 2018 or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC

J.P. MORGAN SECURITIES LLC

COWEN AND COMPANY, LLC

As representatives of the Underwriters

By:	Goldman Sachs & Co. LLC

By:	/s/ David Bauer
Name: David Bauer
Title: Managing Director

By:	J.P. Morgan Securities LLC

By:	/s/ Benjamin Burdett
Name: Benjamin Burdett
Title: Managing Director

By:	Cowen and Company, LLC

By:	/s/ William Follis
Name: William Follis
Title: Managing Director

[Signature Page to Tricida, Inc. Acceleration Request]